Exhibit 99.12

19 July 2005

UNITED UTILITIES PLC

INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTION

United Utilities PLC has adopted International Financial Reporting Standards (IFRS) from 1 April 2005, as endorsed for use in the European Union. The first financial information to be reported by the group in accordance with IFRS will be for the six months ending 30 September 2005. At this time, the group will also present comparative financial data for the six months ended 30 September 2004 in accordance with IFRS and reconciliations to previously reported UK GAAP financial information.

The group is today holding a presentation for investors and analysts to present its 2005 income statement and balance sheet under IFRS and detailing the key differences for the group between IFRS and UK GAAP.

The presentation will commence at 10.00am on Tuesday, 19 July 2005, in the Auditorium at the offices of Deutsche Bank, Winchester House, 1 Great Winchester Street, London, EC2N 2DB. The presentation can also be accessed via a one-way listen in conference call facility by dialling 0207 162 0094. A recording will be available for seven days following the presentation on 0207 031 4604, access code 666448. The presentation and announcement will be available at 10.00am on the day on our web site at: http://www.unitedutilities.com

IFRS SUMMARY IMPACT

	IFRS	UK GAAP	Movement
Full Year 2004/05
Operating profit	£676m*	£692m**	(2%)
Profit before tax	£395m*	£408m**	(3%)
Adjusted basic EPS	59.5p***	61.4p****	(3%)
Basic EPS	36.5p	46.8p	(22%)
As at 31 March 2005
Net assets	£2,144m	£3,119m	(31%)
Net debt	£4,279m	£4,141m	3%
Parent company distributable reserves	£1,182m	£1,194m	(1%)

*before intangibles previously classified as goodwill under UK GAAP and restructuring costs
**before goodwill and exceptional items
***before deferred tax, intangibles previously classified as goodwill under UK GAAP and restructuring costs
****before deferred tax, goodwill and exceptional items

Group Finance Director Simon Batey said:

“The impact of IFRS on the group’s reported profit before tax is a reduction of £12.6 million from £407.7 million** under UK GAAP to £395.1 million* under IFRS.

Consolidated net assets are reduced by £974.3 million under IFRS, principally due to the requirement to provide for deferred tax on an undiscounted basis. Net debt increases by £137.5 million due to the proportional consolidation of joint venture debt, which is typically non-recourse to the group.

IFRS has no impact on cash flow and as such the group’s financial position is unaffected. The company’s distributable reserves of £1,193.6 million under UK GAAP are virtually unaffected by IFRS (total adjustments are less than £15 million), resulting in no impact to the company’s dividend policy.

The group’s subsidiaries will continue to report in accordance with UK GAAP, with the exception of United Utilities Electricity PLC which must adopt IFRS as a consequence of it having listed debt securities and being required to prepare consolidated accounts.”

BASIS OF PREPARATION

The financial statements presented are in accordance with IFRS as endorsed by the EU and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). All such standards and interpretations have been reflected within the IFRS statements as presented. Whilst most of the issues regarding the adoption of IFRS for use in the EU have been resolved, there are still some areas to be concluded upon. Any new standards or interpretations issued by the International Accounting Standards Board (IASB) will be assessed and considered by the group on an individual basis and may result in adjustments to the 2005 IFRS financial statements before they are considered final.

IFRS is currently being applied in the United Kingdom and a number of other countries simultaneously for the first time. Furthermore, due to a number of new or revised IFRS having been issued in the past 18 months there is not yet significant established practice on which to draw when forming decisions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the group’s first IFRS financial statements for the year ended 31 March 2005 may be subject to change.

IFRS 1 (First-time Adoption of International Financial Reporting Standards) requires that IFRS be applied retrospectively unless a specific exemption is applied. In preparing these IFRS statements, the group has adopted the following exemptions:

•	To apply IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) from 1 April 2005;
•	To establish a deemed cost for the opening balance sheet carrying value of the water and wastewater infrastructure fixed assets by reference to the fair value at the date of transition to IFRS (1 April 2004);
•	To select 1 April 1999 as the date of adoption of IFRS 3 (Business Combinations). As a result of this decision the group must also apply IAS 38 (Intangible Assets) and IAS 36 (Impairment of Assets) from the same date;
•	To apply IFRS 2 (Share-based Payment) to those share options granted after 7 November 2002 that had not vested by 1 April 2004;
•	To deem cumulative translation differences for all foreign operations to be zero as at the opening IFRS balance sheet date; and
•	To recognise in full all actuarial gains and losses relating to pension schemes both at the opening balance sheet date and, prospectively, through the statement of recognised income and expenses.

The financial information set out in this statement relating to the year ended 31 March 2005 does not constitute statutory accounts for that period. Full audited accounts of United Utilities PLC in respect of that financial period in accordance with UK GAAP (which received an unqualified audit opinion and did not contain a statement under either section 237(2) or (3) of the Companies Act 1985) have been delivered to the Registrar of Companies.

CONSOLIDATED INCOME STATEMENT
Year ended 31 March 2005

	Restated under IFRS			Reported under UK GAAP
	Before intangibles* and restructuring	Intangibles* and Restructuring	Total	Before goodwill and exceptional items	Goodwill and exceptional items	Total
	£m	£m	£m	£m	£m	£m

Revenue	2,337.3	—	2,337.3	2,253.9	—	2,253.9

Other income	19.8	—	19.8	11.9	—	11.9
Employee costs	(421.7)	—	(421.7)	(425.8)	—	(425.8)
Depreciation and amortisation	(402.7)	(9.3)	(412.0)	(365.9)	(15.5)	(381.4)
Purchases and production costs	(579.9)	—	(579.9)	(528.6)	—	(528.6)
General and administration	(277.1)	—	(277.1)	(277.1)	—	(277.1)
Other expenses
- business restructuring	—	(29.7)	(29.7)	—	(29.7)	(29.7)

Total operating costs	(1,661.6)	(39.0)	(1,700.6)	(1,585.5)	(45.2)	(1,630.7)

Operating profit	675.7	(39.0)	636.7	668.4	(45.2)	623.2

Share of operating profit of joint ventures	—	—	—	23.4	(0.7)	22.7

Total operating profit	675.7	(39.0)	636.7	691.8	(45.9)	645.9

Profit on sale or termination of operations	—	—	—	—	4.5	4.5
Profit on disposal of fixed assets	—	—	—	—	4.1	4.1

Profit on ordinary activities before interest	675.7	(39.0)	636.7	691.8	(37.3)	654.5

Finance costs	(280.6)	—	(280.6)	(284.1)	—	(284.1)

Profit before taxation	395.1	(39.0)	356.1	407.7	(37.3)	370.4

Taxation			(94.0)			(35.5)

Profit after taxation			262.1			334.9

Equity minority interest			(1.8)			(1.8)

Profit for the year			260.3			333.1

*Intangibles previously classified as goodwill under UK GAAP.

CONSOLIDATED BALANCE SHEET
At 31 March 2005

	Restated under	Reported under
	IFRS	UK GAAP
	£m	£m

Assets
Intangible assets	251.7	116.9
Property, plant and equipment	8,539.6	8,234.9
Other investments	9.7	80.2

Total non-current assets	8,801.0	8,432.0

Inventories	40.9	19.1
Trade and other receivables	385.0	774.9
Other investments	832.0	833.3
Cash and cash equivalents	90.4	49.0

Total current assets	1,348.3	1,676.3

Total assets	10,149.3	10,108.3

Equity
Called up share capital	716.2	716.2
Share premium account	1,038.7	1,038.7
Revaluation reserve	158.8	—
Equity reserve	4.7	—
Retained earnings	224.7	1,362.5

Total shareholders’ equity	2,143.1	3,117.4

Equity minority interest	1.3	1.3

Total equity	2,144.4	3,118.7

Liabilities
Financial liabilities	505.2	505.2
Current tax payable	107.3	105.9
Trade and other payables	950.1	1,145.5

Total current liabilities	1,562.6	1,756.6

Financial liabilities	4,676.1	4,497.2
Other payables	325.9	323.3
Retirement benefit obligations	84.6	—
Deferred taxation	1,337.3	395.2
Provisions	18.4	17.3

Total non-current liabilities	6,442.3	5,233.0

Total liabilities	8,004.9	6,989.6

Total equity and liabilities	10,149.3	10,108.3

SEGMENTAL OPERATING PROFIT
Year ended 31 March 2005

	Restated under	Reported under
	IFRS	UK GAAP
	£m	£m
Continuing businesses:
Licensed multi-utility operations	562.2	587.9
Infrastructure management	89.7	79.2
Business process outsourcing	23.9	26.4
Telecommunications	(4.8)	(5.1)
Other activities	7.8	7.8
Corporate costs	(3.1)	(4.4)

Total operating profit	675.7 *	691.8 **

*before intangibles previously classified as goodwill under UK GAAP and restructuring costs
**before goodwill and exceptional items

RECONCILIATION OF UK GAAP TO IFRS

Consolidated income statement
Year ended 31 March 2005

	Reported under UK GAAP	Fixed Assets	Prop Consol	Pensions	Def Tax Disc	Business Combs	Other	Restated under IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

Revenue	2,253.9	—	83.5	—	—	—	(0.1)	2,337.3

Other income	11.9	—	1.2	—	—	(2.1)	8.8	19.8
Employee costs	(425.8)	—	—	1.3	—	—	2.8	(421.7)
Depreciation and amortisation	(381.4)	(27.0)	(10.7)	—	—	7.5	(0.4)	(412.0)
Purchases and production costs	(528.6)	—	(51.3)	—	—	—	—	(579.9)
General and administration	(277.1)	—	—	—	—	—	—	(277.1)
Other expenses
- business restructuring	(29.7)	—	—	—	—	—	—	(29.7)

Total operating costs	(1,630.7)	(27.0)	(60.8)	1.3	—	5.4	11.2	(1,700.6)

Operating profit	623.2	(27.0)	22.7	1.3	—	5.4	11.1	636.7

Share of operating profit of joint ventures	22.7	—	(22.7)	—	—	—	—	—

Total operating profit	645.9	(27.0)	—	1.3	—	5.4	11.1	636.7

- profit on sale or termination of operations	4.5	—	—	—	—	—	(4.5)	—
- profit on disposal of fixed assets	4.1	—	—	—	—	—	(4.1)	—

Profit on ordinary activities before interest	654.5	(27.0)	—	1.3	—	5.4	2.5	636.7

Finance costs	(284.1)	—	—	3.2	—	—	0.3	(280.6)

Profit before taxation	370.4	(27.0)	—	4.5	—	5.4	2.8	356.1

Taxation	(35.5)	5.8	—	(1.3)	(65.6)	2.9	(0.3)	(94.0)

Profit after taxation	334.9	(21.2)	—	3.2	(65.6)	8.3	2.5	262.1

Equity minority interest	(1.8)	—	—	—	—	—	—	(1.8)

Profit for the year	333.1	(21.2)	—	3.2	(65.6)	8.3	2.5	260.3

Consolidated balance sheet
As at 31 March 2005

	Reported under UK GAAP	Fixed Assets	Prop Consol	Pensions	Def Tax Disc	Business Combs	Divs	Other	Restated under IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Intangible assets	116.9	—	11.3	—	—	13.8	—	109.7	251.7
Property, plant and equipment	8,234.9	207.5	206.0	—	—	—	—	(108.8)	8,539.6
Other investments	80.2	—	(70.5)	—	—	—	—	—	9.7

Total non-current assets	8,432.0	207.5	146.8	—	—	13.8	—	0.9	8,801.0

Inventories	19.1	—	2.6	—	—	—	—	19.2	40.9
Trade and other receivables	774.9	—	31.8	(401.2)	—	—	—	(20.5)	385.0
Other investments	833.3	—	(1.3)	—	—	—	—	—	832.0
Cash and cash equivalents	49.0	—	41.4	—	—	—	—	—	90.4

Total current assets	1,676.3	—	74.5	(401.2)	—	—	—	(1.3)	1,348.3

Total assets	10,108.3	207.5	221.3	(401.2)	—	13.8	—	(0.4)	10,149.3

Equity
Called up share capital	716.2	—	—	—	—	—	—	—	716.2
Share premium account	1,038.7	—	—	—	—	—	—	—	1,038.7
Revaluation reserve	—	158.8	—	—	—	—	—	—	158.8
Equity reserve	—	—	—	—	—	—	—	4.7	4.7
Retained earnings	1,362.5	(13.6)	—	(331.6)	(952.0)	2.9	219.4	(62.9)	224.7

Total shareholders’ equity	3,117.4	145.2	—	(331.6)	(952.0)	2.9	219.4	(58.2)	2,143.1

Equity minority interest	1.3	—	—	—	—	—	—	—	1.3

Total equity	3,118.7	145.2	—	(331.6)	(952.0)	2.9	219.4	(58.2)	2,144.4

Liabilities
Financial liabilities	505.2	—	—	—	—	—	—	—	505.2
Current tax payable	105.9	—	1.4	—	—	—	—	—	107.3
Trade and other payables	1,145.5	—	37.3	(12.2)	—	—	(219.4)	(1.1)	950.1

Total current liabilities	1,756.6	—	38.7	(12.2)	—	—	(219.4)	(1.1)	1,562.6

Financial liabilities	4,497.2	—	178.9	—	—	—	—	—	4,676.1
Other payables	323.3	—	2.6	—	—	—	—	—	325.9
Retirement benefit obligations	—	—	—	84.6	—	—	—	—	84.6
Deferred taxation	395.2	62.3	—	(142.0)	952.0	10.9	—	58.9	1,337.3
Provisions	17.3	—	1.1	—	—		—	—	18.4

Total non-current liabilities	5,233.0	62.3	182.6	(57.4)	952.0	10.9	—	58.9	6,442.3

Total liabilities	6,989.6	62.3	221.3	(69.6)	952.0	10.9	(219.4)	57.8	8,004.9

Total equity and liabilities	10,108.3	207.5	221.3	(401.2)	—	13.8	—	(0.4)	10,149.3

MATERIAL DIFFERENCES BETWEEN IFRS AND UK GAAP FOR THE GROUP

The IFRS accounting policies set out below have been arrived at following a detailed review of each IFRS and have been approved by the Audit Committee and Group Board.

The purpose of this section is to explain the material differences between IFRS and UK GAAP that affect the group and set out indicative accounting policies for each such area under IFRS. The impact on the UK GAAP 2004/05 results of IFRS is then quantified.

This should be read in the context of the full 2004/05 IFRS income statement, balance sheet and reconciliations to the UK reported financial information as shown above.

Infrastructure Accounting (IAS 16)

Material Differences to UK GAAP

The most material impact of IAS 16 (Property, Plant and Equipment) relates to the accounting for water and wastewater infrastructure assets within the group’s licensed multi-utility operations. Under UK GAAP, these assets were accounted for in accordance with the renewals accounting paragraphs of FRS 15 (Tangible Fixed Assets). Such provisions are not present within IAS 16 and it is therefore necessary to change the way in which the assets are accounted for on transition to IFRS.

The accounting policies applied under UK GAAP in respect of all other fixed assets, including water non-infrastructure assets and the electricity infrastructure network, are compliant with IFRS and continue to remain appropriate.

Under renewals accounting the water and wastewater infrastructure networks are assumed to be single assets and the depreciation charged is the estimated level of annual expenditure required to maintain the operating capability of the network. Actual expenditure is then capitalised as incurred.

In accordance with IAS 16 this treatment may not be applied. Therefore, the significant parts within the infrastructure networks have been identified and, for each, a useful life and residual value determined so that each segment may be depreciated individually. Furthermore, the classification between operating expenditure and capital expenditure for amounts incurred in maintaining the network has been reassessed in accordance with the new standard.

As the UK GAAP net book value of the infrastructure network was determined using an accounting policy not compliant with IFRS a deemed cost has been established for the opening balance sheet carrying value of the infrastructure networks by reference to the fair value at the date of transition, 1 April 2004 (as permitted by IFRS 1).

Indicative IFRS Accounting Policy (Water and wastewater infrastructure assets)

Infrastructure assets comprise a network of water and wastewater systems. Expenditure on the infrastructure assets relating to increases in capacity or enhancements of the network are treated as additions. Amounts incurred in maintaining the operating capability of the network in accordance with defined standards of service are expensed in the year in which the expenditure is incurred.

Infrastructure assets are depreciated by writing off their deemed cost, less the estimated residual value, evenly over their useful lives. Residual values and useful lives are re-assessed annually and, if necessary, changes are accounted for prospectively.

Impact

The segments recognised within the water and wastewater networks have been based upon asset class (for example sewers, water mains and tunnels) since no single pipe or section of sewer is significant compared to the total value of the networks. This has led to the identification of 14 segments which have been assigned zero residual values at the end of their useful lives. The lives allocated to these segments range from 15 – 300 years.

This results in an additional depreciation charge of £27.0 million in the 2005 IFRS reported results when compared with UK GAAP. Since the UK GAAP classification of expenditure between operating expenses and costs to be capitalised remains the most appropriate treatment under IAS 16, this additional depreciation directly impacts profit before tax.

The election to record the carrying value of the water and wastewater infrastructure networks at fair value, and to use that fair value as the deemed cost in the opening IFRS balance sheet, increases net assets by £145.2 million (net of deferred tax) as at 31 March 2005 compared with UK GAAP.

There is no impact of IFRS on the amounts reported under UK GAAP for electricity infrastructure assets.

Interests in Joint Ventures (IAS 31)

Material Differences to UK GAAP

For the purposes of UK GAAP, FRS 9 (Associates and Joint Ventures) requires joint ventures to be accounted for in consolidated financial statements using the gross equity method. IAS 31 (Interests in Joint Ventures) does not permit gross equity accounting and instead presents the options of equity accounting or proportional consolidation.

The group has elected to apply proportional consolidation on adoption of IAS 31, as it the most representative accounting treatment of the group’s activities. This enables the group to include its share of joint venture results, balance sheet and cashflows within each line item of the consolidated financial statements.

Indicative IFRS Accounting Policy

Joint ventures are entities in which United Utilities PLC holds an interest on a long-term basis and which are jointly controlled with one or more parties under a contractual arrangement. The group’s share of joint venture income, expenses, assets, liabilities and cashflows are included in the consolidated financial statements on a proportional consolidation basis.

Impact

The application of proportional consolidation results in the group including its share of each joint venture income statement and balance sheet account caption on a line by line basis within the consolidated financial statements.

Proportional consolidation does not affect operating profit, profit before tax or net assets. However, proportional consolidation does have a material impact on certain individual balance sheet captions: most noticeably an increase of £206.0 million in property, plant and equipment and increased net debt of £137.5 million, which is typically non-recourse to the group.

Defined Benefit Pension Scheme Accounting (IAS 19)

Material Differences to UK GAAP

The group prepared its 2005 UK GAAP results in accordance with SSAP 24 (Accounting for Pension Costs), with FRS 17 (Retirement Benefits) transitional disclosures provided in the notes to the accounts. FRS 17 became fully effective for accounting periods beginning on or after 1 January 2005. The group will not adopt FRS 17 and will move directly to IAS 19 (Employee Benefits).

Under SSAP 24, any pension scheme surplus or deficit identified at the most recent actuarial valuation is recognised gradually through the profit and loss account over the average expected future working lifetime of current employees. The net pension cost under SSAP 24 therefore includes both the cost of providing an additional year of pension benefits to employees (regular cost) and an element of the surplus / deficit relating to previous years (variation).

The difference between employer’s contributions paid and the SSAP 24 net pensions cost is recognised as a prepayment/accrual, resulting in a balance sheet position that does not necessarily reflect the actuarial position. Interest is calculated on this balance sheet entry and is also included within the net pension cost.

In accordance with IAS 19, any legal and constructive obligation for post employment benefit plans must be immediately recognised as an asset or liability on the balance sheet. Where actual experience differs from the assumptions made at the start of a financial year, actuarial gains and losses will be recognised through the statement of recognised income and expense.

The returns received on the pension scheme assets and the interest borne on the liabilities are recognised within finance costs under IAS 19. Under SSAP 24 all pension costs are recognised within operating profits.

Indicative IFRS Accounting Policy

The group operates a number of defined benefit pension schemes, which are independent of the group’s finances, for the substantial majority of its employees. Actuarial valuations of the schemes are carried out as determined by the pension scheme trustees at intervals of not more than three years, the rates of contribution payable and the pension cost being determined on the advice of the actuaries, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.

Defined benefit assets are measured at fair value while liabilities are measured at present value. The difference between the two amounts is recognised as an asset or liability in the balance sheet.

The cost of providing pension benefits to employees relating to the current year’s service is included in the income statement within other operating costs, whilst the difference between the expected return on scheme assets and interest on scheme liabilities is included within finance costs.

All actuarial gains and losses as at 1 April 2004, the date of transition to IFRS, were recognised in full. All future actuarial gains and losses are recognised outside the income statement in retained earnings and presented in the statement of recognised income and expense.

Impact

The adoption of IAS 19 increases the 2005 profit before tax by £4.5 million compared with UK GAAP, representing increased operating profits of £1.3 million and reduced finance costs of £3.2 million.

The derecognition of the UK GAAP SSAP 24 prepayment reduces net assets by £272.4 million (net of deferred tax). This prepayment reflects the lump sum payment of £320 million (pre tax) made at 31 March 2005. Net assets are then further reduced by the recognition of the IAS 19 deficit of £59.2 million (net of deferred tax).

The final price determinations for both water and electricity make explicit allowance for funding of the relevant elements of the pension scheme deficit.

Business Combinations (IFRS 3 / IAS 38)

Material Differences to UK GAAP

Under IFRS, the recognition test for intangible fixed assets acquired in business combinations is less restrictive than that of UK GAAP, and therefore more intangible assets will be separately identified from goodwill. FRS 10 (Goodwill and Intangible Assets) requires an intangible asset to be controlled by the entity through custody or legal rights and to be capable of disposal separately from the business. By contrast IAS 38 does not require an intangible to be separable from the entity if its ownership can be demonstrated through contractual or legal rights.

Goodwill is not amortised under IFRS, but rather subject to annual impairment reviews. Therefore, although it may be possible to carry goodwill for longer if the future cashflows are strong, there is the potential for increased volatility to be introduced to the income statement.

Intangible assets (other than goodwill) are stated at cost less accumulated depreciation and are amortised over their useful lives on a straight line basis.

Indicative IFRS Accounting Policy

Positive goodwill (representing the excess of the fair value of the consideration and associated costs over the fair value of the identifiable net assets acquired) arising on consolidation is capitalised.

Following initial recognition, positive goodwill is subject to impairment reviews, at least annually, and measured at initial value less accumulated impairment losses.

In accordance with IFRS 1 all business combinations prior to 1 April 1999 have been accounted for in accordance with UK GAAP applicable at the date of acquisition. All combinations completed subsequent to that date are recorded in accordance with IFRS.

Impact

IFRS 3 has a minimal impact on the net assets of the group, with the reduction in goodwill broadly offset by the recognition of newly identified intangible assets from business combinations (mainly relating to customer lists and contracts). However, IAS 12 (Income Taxes) requires a deferred tax liability to be created for any transfers from goodwill to intangible fixed assets. This deferred tax liability results in an increase in the goodwill arising on the business combination of £13.8 million as at 31 March 2005.

Since goodwill is no longer being amortised, the 2005 amortisation charge reduces by £7.5 million. Profit on sale or termination of operations for 2005 is reduced by £2.1 million due to the reversal of goodwill amortisation relating to businesses disposed of in 2004/05.

Deferred Tax (IAS 12)

Material Differences to UK GAAP

The major impact of IAS 12 for the group relates to discounting of deferred tax not being permitted. FRS 19 (Deferred Tax) permits, but does not require, a deferred tax asset or liability to be discounted and as a result the group has been able to apply a policy of discounting its deferred tax liability. However, IAS 12 does not permit discounting in any circumstances. This is of particular significance to a utility business where any reversal of timing differences is likely to be deferred long into the future due to the long asset lives of network assets.

The deferred tax impacts arising from any other IFRS adjustments are included in the relevant sections.

Indicative IFRS Accounting Policy

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the temporary timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Impact

The inability to discount results in an increase in the balance sheet deferred tax liability of £952.0 million at 31 March 2005 and consequently a reduction in net assets.

The final price determinations for both water and electricity set prices allowing for tax on an anticipated cash basis and are therefore unaffected by deferred tax.

Dividends (IAS 10)

Material Differences to UK GAAP

IAS 10 (Events After the Balance Sheet Date) and SSAP 17 (Accounting for Post Balance Sheet Events) both distinguish ‘adjusting events’ from ‘non-adjusting events’ with similar definitions and applications. However, under IAS 10 dividends may not be recognised until they have been appropriately authorised and are no longer at the discretion of the entity. Therefore, if this occurs after the balance sheet date, the dividends are not recognised as a liability at the balance sheet date. However, they are disclosed in the notes to the accounts in accordance with IAS 1 (Presentation of Financial Statements).

Furthermore, dividends are no longer recognised within the income statement and are instead reported in the statement of recognised income and expense.

Indicative IFRS Accounting Policy

Dividends are recognised in equity in the period in which they are approved by the shareholders.

Impact

The final dividend of £219.4 million included with the UK GAAP financial statements for 2004/05 will be derecognised, thereby increasing the net assets of the group.

Other Differences

All other differences between IFRS and UK GAAP are included within the other column. The main such adjustments are:

•	the impact of fair valuing share options granted after 7 November 2002 in accordance with IFRS 2;
•	the reclassification of software costs from tangible to intangible fixed assets in accordance with IAS 38;
•	the reclassification of long-term contract balances in accordance with IAS 11 (Construction Contracts);
•	amended depreciation and amortisation resulting from the application of IAS 36 and
•	the deferred tax impacts of all other adjustments.

With the exception of deferred tax, the impact of these adjustments on profit before tax and net assets, both individually and in aggregate, is not considered to be material although the impact of IFRS 2 will increase going forward as more awards fall within its scope.

OTHER CONSIDERATIONS

Accounting for Derivatives (IAS 39)

The group is taking the exemption offered by IFRS 1 to apply IAS 39 with effect from 1 April 2005 rather than 1 April 2004 as is the case for all other IFRS. The comparative information for 2004/05 within the 31 March 2006 IFRS financial statements will therefore reflect derivatives accounted for under the existing UK GAAP accounting policy. However, for information purposes, the transition adjustment expected to be required on 1 April 2005 to recognise the fair value of derivatives and apply the hedge accounting provisions where elected is disclosed below.

In June 2005, the IASB published an amendment to IAS 39 in respect of the fair value option that is effective for accounting periods commencing on or after 1 January 2006. It is anticipated that this amendment will gain EU endorsement in due course which will enable United Utilities to have the option of electing to apply the fair value option in respect of its debt securities rather than applying hedge accounting.

As the fair value option is not available at this point in time, the analysis below has been prepared on the assumption that the group will apply hedge accounting to the fullest extent possible to minimise potential income statement volatility.

Material Differences to UK GAAP

Under UK GAAP, debt is carried at its hedged amount and the fair values of derivatives are not recognised in the balance sheet.

Under IAS 39, the default treatment is for debt to be carried at amortised cost, whilst derivatives are recognised separately on the balance sheet at fair value with movements in those fair values reflected through the income statement.

This has the potential to introduce considerable volatility to both the income statement and balance sheet. Therefore, for fair value hedges, IAS 39 allows changes in the recognised value of hedged debt that are attributable to the hedged risk to be adjusted through the income statement.

In the case of cashflow hedges, movements in the fair value of derivatives are deferred within reserves until they can be recycled through the income statement to offset the future income statement effect of changes in the hedged risk.

In order to apply this treatment, it must be demonstrated that the derivative has been and will continue to be an effective hedge of the hedged risk within the debt item. Any hedge ineffectiveness, provided it is within the range deemed acceptable by IAS 39, is recognised immediately within the income statement.

Indicative IFRS Accounting Policy

New borrowings are stated at net proceeds received after the deduction of issue costs. The issue costs of debt instruments are amortised at a constant rate over the life of the instrument.

Interest rate swap agreements and financial futures are used to manage interest rate exposure, while the group enters into currency swaps to manage its exposure to fluctuations in currency rates. All financial derivatives are recognised in the balance sheet at fair value.

Where possible hedge accounting is applied. Therefore, where derivatives that are designated as fair value hedges meet the hedge effectiveness criteria specified in IAS 39, changes in the recognised value of hedged debt that are attributable to the hedged risk are adjusted through the income statement to offset changes in the fair value of derivatives.

For qualifying cashflow hedges, the fair value gain or loss associated with the effective portion of the cashflow hedge is recognised initially directly in shareholders’ equity, and recycled to the income statement in the periods when the hedged item will affect profit or loss.

Where changes in the fair value of a derivative differ to changes in the fair value of the hedged item, the hedge ineffectiveness is recorded in the income statement.

Impact

As a result of applying IAS 39, liabilities in respect of derivatives totalling £60.7 million will be recognised at 1 April 2005. This is offset by a reduction in gross debt to account for the hedged risk of£59.6 million, resulting in a reduction to net assets of £1.1 million (pre tax) compared with UK GAAP.

Retained Earnings

The summary financial statements presented above, show that the consolidated retained earnings decrease from £1,362.5 million to £224.7 million as a result of IFRS adoption. This is principally due to the inability to discount the deferred tax liability (£952.0 million) and the recognition of the pensions deficit under IAS 19 (£59.2 million) together with the derecognition of the SSAP 24 prepayment (£272.4 million). The effect of the IFRS restatements both at the consolidated and parent company level is shown below:

	Group	Parent
	£m	£m

UK GAAP retained earnings	1,362.5	1,193.6
IAS 10 Dividends	219.4	—
IAS 12 Deferred tax discount	(952.0)	—
IAS 19 Pensions (net of deferred tax)	(59.2)	(5.7)
SSAP 24 Prepayment derecognition (net of deferred tax)	(272.4)	(5.9)
Other adjustments	(73.6)	—

IFRS retained earnings	224.7	1,182.0

External dividends are paid out of the parent company retained earnings. The parent company has little in its balance sheet that is affected by IFRS, since the bulk of the group’s employees and fixed assets are attached to the subsidiaries and therefore the IAS 12 and IAS 19 adjustments are allocated accordingly. As a result the value of restatements reflected in the parent company accounts are insignificant compared to the total reserves under UK GAAP of £1,193.6 million. Therefore, IFRS does not impact upon the group’s dividend policy.

Only United Utilities PLC and United Utilities Electricity PLC have adopted IFRS as of 1 April 2005 as they have issued listed equity or debt and are required to prepare consolidated accounts. All other subsidiaries will continue to apply UK GAAP. In the case of United Utilities Water PLC, this matches the approach taken for regulatory accounting and protects distributable reserves. This will only be affected by future convergence between UK GAAP and IFRS.